

SECU 07001117 SSION OM

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III



SEC MAIL
RECEIVED
FEB 28 2007
WASH


| SEC FILE NUMBER |
|---|
| 8-66160 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EQUITY LEADERSHIP SECURITIES GROUP INC.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4890 W. Kennedy Blvd Suite 220
(No. and Street)

TAMPA (City) FL (State) 33609 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sharon HALLAN 813-225-1025
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Carter, Belcourt + Atkinson, PA.
(Name – *if individual, state last, first, middle name*)

101 EAST KENNEDY BLVD Suite 1250 TAMPA FL 33602
(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2007
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

MR

## OATH OR AFFIRMATION

I, Sharon D. HALLAX, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Equity Leadership Securities Group Inc, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Idarmi Casanas
Commission # DD613847
Expires November 14, 2010
Bonded Troy Fain Insurance, Inc 800-385-7019

Sharon D. Hallax
Signature

President
Title

Idarmi Casanas
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

*Audited Financial Statements*
*and Supplementary Information*

# EQUITY LEADERSHIP SECURITIES GROUP, INC.

**Year Ended December 31, 2006**

# TABLE OF CONTENTS

*Carter, Belcourt & Atkinson, P.A.*
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

## INDEPENDENT AUDITORS' REPORT

To the Stockholder of
Equity Leadership Securities Group, Inc.

We have audited the accompanying statement of financial condition of Equity Leadership Securities Group, Inc. as of December 31, 2006, and the related statements of income, stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Equity Leadership Securities Group, Inc. at December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Carter, Belcourt + Atkinson, P.A.

Tampa, Florida
February 21, 2007



331 South Florida Avenue, Suite 400 Lakeland, Florida 33801-4626 (863) 687-4010 FAX (863) 683-9667 (800) 749-6264
101 East Kennedy Boulevard, Suite 1250 Tampa, Florida 33602-5197 (813) 223-1316 FAX (813) 229-5952 (800) 933-3456

**EQUITY LEADERSHIP SECURITIES GROUP, INC.**

**STATEMENT OF FINANCIAL CONDITION**

**DECEMBER 31, 2006**

## ASSETS

| | | |
|---|---|---|
| Cash | $ | 84,204 |
| Receivables: | | |
| Commissions | | 35,931 |
| Due from brokers | | 3,967 |
| Other | | 177 |
| Prepaid expenses | | 44,143 |
| Deferred tax asset (Note 3) | | 22,015 |
| Property and equipment, less accumulated depreciation (Note 4) | | 10,552 |
| Variable annuity investment (Note 5) | | 104,150 |
| | $ | 305,139 |

## LIABILITIES AND STOCKHOLDER'S EQUITY

| | | |
|---|---|---|
| **LIABILITIES:** | | |
| Accounts payable and accrued expenses | $ | 14,904 |
| Commissions payable | | 71,314 |
| Note payable | | 12,906 |
| **TOTAL LIABILITIES** | | 99,124 |
| **STOCKHOLDER'S EQUITY:** | | |
| Common stock, $1 par, 7,000 shares authorized, 100 issued and outstanding | | 100 |
| Additional paid-in capital | | 279,967 |
| Retained deficit | | (74,052) |
| **TOTAL STOCKHOLDER'S EQUITY** | | 206,015 |
| | $ | 305,139 |

See accompanying notes to financial statements.

**EQUITY LEADERSHIP SECURITIES GROUP, INC.**

**STATEMENT OF INCOME**

**YEAR ENDED DECEMBER 31, 2006**

| | |
|---|---|
| **REVENUES:** | |
| Commissions | $ 2,355,242 |
| Other income | 175,976 |
| Total revenues | 2,531,218 |
| **EXPENSES:** | |
| Commissions | 2,051,117 |
| Employee compensation and payroll taxes | 134,594 |
| Insurance | 86,133 |
| Licenses and permits | 70,072 |
| Professional fees | 47,418 |
| Rent and utilities | 26,025 |
| Office expense | 19,077 |
| Education and seminars | 16,440 |
| Contract labor | 15,692 |
| Computer support | 9,179 |
| Bank service fees | 6,064 |
| Travel and entertainment | 3,123 |
| Other taxes | 1,473 |
| Depreciation | 1,322 |
| Other | 292 |
| Total expenses | 2,488,021 |
| **INCOME BEFORE INCOME TAXES** | 43,197 |
| **INCOME TAX EXPENSE** (Note 3) | 9,494 |
| **NET INCOME** | $ 33,703 |

See accompanying notes to financial statements.

## EQUITY LEADERSHIP SECURITIES GROUP, INC.

## STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

## YEAR ENDED DECEMBER 31, 2006

| | Common Stock | | Additional paid-in capital | Retained deficit | Total stockholder's equity |
|---|---|---|---|---|---|
| | Shares | Amount | | | |
| **BALANCE, December 31, 2005** | 100 | $ 100 | $ 279,967 | $ (107,755) | $ 172,312 |
| Net income | - | - | - | 33,703 | 33,703 |
| **BALANCE, December 31, 2006** | 100 | $ 100 | $ 279,967 | $ (74,052) | $ 206,015 |

See accompanying notes to financial statements.

## EQUITY LEADERSHIP SECURITIES GROUP, INC.

## STATEMENT OF CASH FLOWS

## YEAR ENDED DECEMBER 31, 2006

| | |
|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES:** | |
| Net income | $ 33,703 |
| Adjustments to reconcile net income to net cash provided by operating activities: | |
| Depreciation | 1,322 |
| Increase in value of variable annuity investment | (3,066) |
| Deferred income tax expense | 9,494 |
| Decrease (increase) in: | |
| Commissions receivable | (2,840) |
| Due from brokers | (2,837) |
| Other receivables | (177) |
| Prepaid expenses | (12,778) |
| Increase (decrease) in: | |
| Accounts payable and accrued expenses | 9,449 |
| Commissions payable | (46,228) |
| Reserve for policy cancellations | (4,265) |
| Net cash provided by operating activities | (18,223) |
| **CASH FLOWS FROM INVESTING ACTIVITIES:** | |
| Purchase of property and equipment | (8,433) |
| **CASH FLOWS FROM FINANCING ACTIVITIES:** | |
| Proceeds from note payable | 44,445 |
| Repayments of note payable | (31,539) |
| Net cash provided by financing activities | 12,906 |
| **NET DECREASE IN CASH** | (13,750) |
| **CASH,** beginning of year | 97,954 |
| **CASH,** end of year | $ 84,204 |
| **SUPPLEMENTAL DISCLOSURES:** | |
| Amounts paid in cash for: | |
| Interest | $ 1,670 |

See accompanying notes to financial statements.

# EQUITY LEADERSHIP SECURITIES GROUP, INC.

## NOTES TO FINANCIAL STATEMENTS

---

### NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**BUSINESS ACTIVITY** - Equity Leadership Securities Group, Inc. (the Company), a Florida corporation, is a limited business broker-dealer registered with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers (NASD). The Company engages in the distribution of variable insurance products and mutual funds through its network of nationwide brokers.

**MANAGEMENT ESTIMATES** - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

**REVENUE RECOGNITION** - Commission revenues on variable life insurance policies are recognized when the policy is issued. Commission revenues on variable annuities are recorded upon issue date. Securities transactions and related commission revenues and expenses are recognized on the settlement date. The effect on the financial statements of recognition on the settlement date rather than the trade date is not significant.

**INCOME TAXES** - The Company utilizes SFAS No. 109, *Accounting for Income Taxes,* which requires an asset and liability approach to financial accounting and reporting for income taxes. The difference between the financial statement and tax basis of assets and liabilities is determined annually. Deferred income tax assets and liabilities are computed for those differences that have future tax consequences using the currently enacted tax laws and rates that apply to the periods in which they are expected to affect taxable income. Valuation allowances are established, if necessary, to reduce the deferred tax asset to the amount that will more likely than not be realized. Income tax expense is the current tax payable or refundable for the period plus or minus the net change in the deferred tax assets or liabilities.

**PROPERTY AND EQUIPMENT** - Property and equipment are stated at cost. Depreciation is computed using the straight-line method based on the estimated useful lives of the assets.

**OTHER INCOME** - The Company passes along a portion of the cost of errors and omissions insurance and regulatory licenses and fees to its brokers. Reimbursements are recorded as other income.

## NOTE 2 - CONCENTRATION OF CREDIT RISK

The Company maintains cash deposits in excess of the $100,000 limit insured by the Federal Deposit Insurance Corporation (FDIC). Statemetn of Financial Accounting Standards No. 105, identifies these items as a concentration of credit risk requiring disclosure, regardless of the degree of risk. Management believes the risk is managed by maintaining all deposits in high quality financial institutions.

## NOTE 3 - INCOME TAXES

At December 31, 2006, the Company had a deferred tax asset of $22,015 from federal net operating loss carryforwards of $114,437.

Income tax expense consists of :

| | |
|---|---|
| Current tax expense | $ - |
| Deferred tax expense | 9,494 |
| Income tax expense | $ 9,494 |

The net operating losses to be carried forward against future taxable income are as follows:

| Expiration date | |
|---|---|
| 2024 | $ 92,116 |
| 2025 | 22,321 |
| | $ 114,437 |

## NOTE 4 - PROPERTY AND EQUIPMENT

Property and equipment consists of :

| | | |
|---|---|---|
| Furniture and fixtures | $ | 2,031 |
| Office equipment | | 11,460 |
| | | 13,491 |
| Less accumulated depreciation | | 2,939 |
| Net property and equipment | $ | 10,552 |

## NOTE 5 - VARIABLE ANNUITY INVESTMENT

The Company owns a deferred variable annuity policy on the life of its stockholder with a scheduled annuity benefit date of August 1, 2039. The policy is subject to administrative and mortality fees, premium taxes, and a surrender charge if liquidated prior to the policy's tenth year. Earnings are reinvested and are not taxable until distribution. The annuity is reflected in the statement of financial position at net realizable value.

## NOTE 6 - NOTE PAYABLE

The Company financed the cost of its errors and omissions insurance with a note that is payable in nine monthly installments and has an effective interest rate of 10.3%. Interest expense on the note totaled $1,670 for the year ended December 31, 2006.

## NOTE 7 - RELATED PARTY TRANSACTIONS

The Company has an agreement with two related entities for the reimbursement of the cost of office space and other operating expenses. For the year ended December 31, 2006, the statement of income includes rent expense and other operating expenses of $20,400 and $24,059, respectively, with respect to this agreement.

EQUITY LEADERSHIP SECURITIES GROUP, INC.

NOTES TO FINANCIAL STATEMENTS
(Concluded)

## NOTE 8 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company had net capital of $123,863. The required minimum net capital was $6,608. The Company's net capital ratio was .80 at December 31, 2006.

***SUPPLEMENTARY INFORMATION***

*Carter, Belcourt & Atkinson, P.A.*
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

**INDEPENDENT AUDITORS' REPORT**
**ON SUPPLEMENTARY INFORMATION REQUIRED BY**
**RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION**

To the Stockholder of
Equity Leadership Securities Group, Inc.

We have audited the accompanying financial statements of Equity Leadership Securities Group, Inc. as of and for the year ended December 31, 2006, and have issued our report thereon dated February 21, 2007. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Carter, Belcourt + Atkinson, P.A.

Tampa, Florida
February 21, 2007



331 South Florida Avenue, Suite 400 Lakeland, Florida 33801-4626 (863) 687-4010 FAX (863) 683-9667 (800) 749-6264
101 East Kennedy Boulevard, Suite 1250 Tampa, Florida 33602-5197 (813) 223-1316 FAX (813) 229-5952 (800) 933-3456

## EQUITY LEADERSHIP SECURITIES GROUP, INC.

## SCHEDULE I
## COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

### DECEMBER 31, 2006

| | | |
|---|---|---|
| Total ownership equity qualified for net capital | $ | 206,015 |
| Deduct: | | |
| Nonallowable assets | | 81,631 |
| Net capital before haircuts on securities positions | | 124,384 |
| Deduct: | | |
| Investment securities haircuts: | | |
| Variable annuity investment | | 521 |
| Net capital | $ | 123,863 |
| Aggregate indebtedness | $ | 99,124 |
| Ratio of aggregate indebtedness to net capital | | 80% |

No material difference exists between audited computations of net capital pursuant to Rule 15c3-1 and the unaudited computations submitted by Equity Leadership Securities Group, Inc.

## EQUITY LEADERSHIP SECURITIES GROUP, INC.

## SCHEDULE II
## COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS PURSUANT TO RULE 15c3-3

## DECEMBER 31, 2006

Equity Leadership Securities Group, Inc. is not required to maintain a reserve bank account under paragraph (k)(2)(B) of Rule 15c3-3.

## EQUITY LEADERSHIP SECURITIES GROUP, INC.

## SCHEDULE III
## INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

## DECEMBER 31, 2006

Equity Leadership Securities Group, Inc. is not required to comply with the possession or control requirements under Rule 15c3-3.

***SUPPLEMENTAL AUDIT REPORT***

*Carter, Belcourt & Atkinson, P.A.*
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

## INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL

To the Stockholder of
Equity Leadership Securities Group, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Equity Leadership Securities Group, Inc. (the Company), for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



331 South Florida Avenue, Suite 400 Lakeland, Florida 33801-4626 (863) 687-4010 FAX (863) 683-9667 (800) 749-6264
101 East Kennedy Boulevard, Suite 1250 Tampa, Florida 33602-5197 (813) 223-1316 FAX (813) 229-5952 (800) 933-3456

To the Stockholder of
Equity Leadership Securities Group, Inc.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Carter, Belcourt + Atkinson, P.A.

Tampa, Florida
February 21, 2007

END